

Mail Stop 3030

November 30, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Zongwei Li
Chief Financial Officer
Yingli Green Energy Holding Company Limited
No. 3055 Middle Fuxing Road
Baoding 071051, People's Republic of China

     Re: **Yingli Green Energy Holding Company Limited**
           Form 20-F for the Year Ended December 31, 2008
             Filed June 15, 2009
           File No. 001-33469

Dear Mr. Li:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2008

Risk Factors, page 5

If the acquirer of the parent of our minority partner in Tianwei Yingli or any affiliate of such acquirer engages in sanctioned activities…, page 22

1.   We note, in addition to the information set forth in this risk factor, the following relating to China North Industries:

- News articles from 2004 and 2005 relating to China North Industries' $836M contract to expand the Tehran subway;
- A 2005 news article relating to China North Industries' supply of advanced weapons systems to Sudan as well as military training in South Sudan;
- Information on China North Industries' website relating to the delivery of heat preservation tanks to Syria; and
- A 2007 news article relating to China North Industries' China Zhenhua Oil Co. Ltd. unit having oil projects in Syria.

We also note that Baoding Tianwei Baobian Electric Co., Ltd.'s website lists Sahand of Iran and the country of Sudan as customers, and note 2007 news articles that discuss Baoding Tianwei's exports to Sudan. In addition, a 2009 news article states that China South Industries Group Corporation exports its transformer products to Iran and Sudan.

Other than the risk factor discussion of China North's designation by the State Department under the Iran Nonproliferation Act, your Form 20-F does not discuss contacts with Iran, Syria and Sudan, some of which appear to include military products and applications. Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of your contacts with Iran, Syria, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, please address for us the consideration given to including additional

information regarding contacts with countries the U.S. State Department has designated state sponsors of terrorism in the risk factors by Tianwei Baobian and Tianwei Yingli.

As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. In this regard, we note that China North Industries Corporation appears on lists of prohibited companies published by some of these entities.

Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, and Sudan.

Item 5. Operating and Financial Review and Prospects, page 65

-Critical Accounting Policies, page 74

-Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Series A and B Preferred Shares and Warrants, page 75

3.   We note your disclosure that you used American Appraisal China Limited to value certain of your equity instruments and intangible assets. While in future filings, management may elect to take responsibility for valuing your these items, please note that if you continue to refer to the work of the third party in a Form 20-F that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/ corpfin/guidance/sasinterp.htm>. Revise future filings as appropriate to clarify the nature of the third party's involvement.

-Valuation of Inventories, page 84

4.   We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. Please tell us and revise this disclosure in future filings to explain in more detail how you develop certain of your assumptions such as "expected demand" for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

5.   We note your disclosure on page 66 that the PV module market has declined significantly in the fourth quarter of 2008. We also note your disclosure on page 68 that the prices of polysilicon declined in the fourth quarter of 2008 and that you expect it to continue to decline in 2009. It appears that both of these factors could negatively impact your ability

to recover the full recorded amount of your inventory. Tell us how your inventory write-down of RMB 7.5 million for the year ended December 31, 2008 considered these factors.

Item 15. Controls and Procedures, page 139

Evaluation of Disclosure Controls and Procedures, page 139

6.   We note your disclosure that your "chief executive officer and chief financial officer concluded that [y]our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies and Significant Concentrations and Risks, page F-15

-(s) Warranty Cost, page F-26

7.   We note that you accrue 1% of gross revenues for your potential warranty obligations. Please address the following:

- Please tell us and revise future filings to disclose in more detail how you are able to estimate warranty costs for the 10 and or 25-year warranties against specified declines of initial power generation capacity considering you have only sold PV modules for six years.

- Tell us and revise your notes and critical accounting policies in future filings to disclose how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify each of the factors you considered in your analysis. In this regard, explain in greater detail the "industry-standard testing to test the quality, durability and safety" of your products.

- It appears that your warranty accruals are based in part on the warranty accrual practice of other companies in the same business. Clarify why you believe it is appropriate to base your estimates of warranty accruals practice of other companies in the same industry.

Note 18. Capital Commitments, page F-51

8.   We note that you have entered into multi-year supply agreements for your polysilicon. Please tell us and revise your future filings to explain the nature and the terms of the arrangements. Within your discussion, please explain whether or not these arrangements are structured as "take or pay" arrangements whereby you will be required to pay regardless of whether you take delivery of the polysilicon.

Note 19. Step-Up Acquisitions, page F-51

– (b) Intangible assets, page F-53

9.   We note your disclosure that the estimated fair values of short-term and long-term supply agreements were determined based on the present values of the after-tax cost savings of the supply agreements. You further state that the after-tax cost savings was calculated based on the difference between the agreed-upon purchase price of polysilicon and the forecasted spot market price at the time of the expected inventory acquisition. Finally, we note your disclosures on page 68 regarding declines in polysilicon prices in 2008 that are expected to continue in 2009. Please tell us how you have evaluated these intangible assets that are not subject to amortization for impairment in 2008 and revise future filings as appropriate to discuss any impairment evaluations. In this regard, discuss whether the forecasted spot market price at the time of the expected inventory acquisition used in connection with the original valuation of these intangible assets anticipated the declines in polysilicon prices that began in the fourth quarter of 2008. Refer to paragraph 350-30-35-18 of the FASB Accounting Standards Codification.

10.   We note in the table on page F-54 that the weighted average amortization period for long-term supplier agreements is 9.0 years. However, in the paragraph beneath the table, you state that the long-term supplier agreements will be amortized over the delivery period of 3 and 9 years, which suggests that the weighted average amortization period would be less than 9.0 years. Please revise future filings as appropriate to clarify the amortization periods for this intangible asset.

Note 21. Subsequent Events, page F-56

11.   We note here and from page F-34 that you acquired 100% of Cyber Power, which is a development stage enterprise with plans to begin trial production of solar-grade polysilicon by the end of 2009. We note that Cyber Power was controlled at the time of acquisition by Mr. Miao, who beneficially owns 42.08% of your ordinary shares. We finally note that you believe that the acquired assets and liabilities do not constitute a business and that you accounted for the transaction by recognizing the assets and

liabilities acquired at their relative fair values. Please tell us and revise future filings to address the following:

- Explain why you do not believe the acquired assets and liabilities do not constitute a business based on the revised definition of a business in paragraphs 805-10-55-4 through 9 of the FASB Accounting Standards Codification.

- Explain in greater detail how you are accounting for the transaction, including a discussion of how you determined the fair values of the assets acquired. Discuss your determination of the "relative" fair values used for recognition purposes.

- Discuss how you considered whether or not this transaction was an entity under common control pursuant to the guidance in 805-10-15-5 of the FASB Accounting Standards Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief